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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) or 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             STANDARD PACIFIC CORP.
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             (Exact Name of Registrant as Specified in its Charter)



                  Delaware                                33-0475989
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(State of Incorporation or Organization)       (IRS Employer Identification no.)

15326 Alton Parkway, Irvine, California                       92618
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(Address of Principal Executive Offices)                  (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:

          Title of Each Class                 Name of Each Exchange on Which
          to be so Registered                 Each Class is to be Registered

   Rights to Purchase Series A Junior             New York Stock Exchange
Participating Cumulative Preferred Stock,
      par value $.01 per share                       Pacific Exchange
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If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [_]

Securities Act registration statement file number to which
 this form relates:       Not Applicable
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Securities to be registered pursuant to Section 12(g) of the Act:

                                      None.
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                                (Title of Class)

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant's Securities to be Registered.
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         The Board of Directors of Standard Pacific Corp. (the "Company") has
approved the adoption of a Rights Agreement effective as of December 31, 2001. Pursuant to the Rights Agreement, the Board authorized and declared a dividend of one preferred stock purchase right (a "Right") for each share of common stock, par value $.01 per share, of the Company (the "Common Shares"), payable to the holders of record of Common Shares as of the close of business on December 31, 2001 (the "Record Date").

         The Rights replace the preferred stock purchase rights previously issued by the Company in 1991 under a prior rights agreement. The previously issued rights expire on December 31, 2001.

         A complete description of the Rights is contained in the Rights Agreement (the "Rights Agreement"), effective as of December 31, 2001, between the Company and EquiServe Trust Company, N.A., as Rights Agent (the "Rights Agent"), which is being filed as Exhibit 4.1 to this Form 8-A and is incorporated herein by reference.

         1.   Common Share Certificates Representing Rights

         Until the Distribution Date (as defined in Section 2 below), (a) the Rights shall not be exercisable, (b) the Rights shall be attached to and trade only together with the Common Shares and (c) the stock certificates representing Common Shares also shall represent the Rights attached to such Common Shares. Common Share certificates issued after the Record Date and prior to the Distribution Date shall contain a notation incorporating the Rights Agreement by reference. Holders of certificates representing Common Shares issued prior to the Record Date should keep a copy of this Summary of Rights with such certificates. Until the Distribution Date, the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without the notation incorporating the Rights Agreement by reference or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights.

         2.   Distribution Date

         The "Distribution Date" is the earliest of:

              (a) the tenth business day (or such later day as shall be designated by the Board of Directors) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become a 15% Stockholder (as defined below);

              (b) the tenth business day following the date of the first public announcement that any person (other than the Company or certain related entities) has become the beneficial


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owner of 15% or more of the Company's then outstanding voting shares (such person is a "15% Stockholder" and the date of such public announcement is the "15% Ownership Date"); or

              (c) the first date, on or after the 15% Ownership Date, (i) upon which the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation, or (ii) upon which the Company is the surviving corporation in a merger or business combination in which all or part of the outstanding Common Shares are changed into or exchanged for stock or assets of another person, or (iii) upon which 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business).

         In calculating the percentage of outstanding voting shares that are beneficially owned by any person, such person shall be deemed to beneficially own any voting shares issuable upon the exercise, exchange or conversion of any options, warrants or other securities (other than the Rights) beneficially owned by such person; provided, however, that such voting shares issuable upon such
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exercise shall not be deemed outstanding for the purpose of calculating the percentage of voting shares that are beneficially owned by any other person.

         Upon the close of business of the Distribution Date, the Rights shall separate from the Common Shares, Right certificates shall be issued and the Rights shall become exercisable to purchase Preferred Shares as described in
Section 5 below.

         3.       Issuance of Right Certificates

         As soon as practicable following the Distribution Date, separate certificates representing only Rights shall be mailed to the holders of record of Common Shares at the close of business on the Distribution Date, and such separate Right certificates alone shall represent the Rights from and after the Distribution Date.

         4.       Expiration of Rights

         The Rights shall expire on December 31, 2011 (the "Expiration Date"), unless earlier redeemed or exchanged, unless prior to the Expiration Date the Distribution Date has occurred and the Rights have separated from the Common Shares, in which case the Rights will remain outstanding for ten years from the date they separate.

         5.       Exercise of Rights

         Unless the Rights have expired or been redeemed or exchanged, they may be exercised, at the option of the holders, pursuant to paragraphs (a), (b) or
(c) below. No Right may be exercised more than once or pursuant to more than one of such paragraphs. From and after the first event of the type described in paragraphs (b) or (c) below, each Right that is beneficially owned by a 15% Stockholder or that was attached to a Common Share that is subject to an option beneficially owned by a 15% Stockholder shall be void.

             (a) Right to Purchase Preferred Shares. From and after the close of
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business on a Distribution Date pursuant to Section 2(a) above, each Right shall be exercisable to purchase one one-hundredth (1/100) of a share of Series A Junior Participating Cumulative

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Preferred Stock, par value $.01 per share, of the Company (the "Preferred
Shares"), at an exercise price of $115.00 (One Hundred Fifteen Dollars), as the same may be adjusted pursuant to the terms of the Rights Agreement (the "Exercise Price"). Prior to the Distribution Date, the Company may substitute for all or any portion of the Preferred Shares that would otherwise be issuable upon exercise of the Rights, cash, other securities of the Company or other property having the same aggregate value as such Preferred Shares. The Preferred Shares are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to any other series of the Company's preferred stock whether issued before or after the issuance of the Preferred Shares. The Preferred Shares may not be issued except upon exercise of Rights. A holder of a Preferred Share is entitled to receive when, as and if declared, the greater of (i) cash and non-cash dividends in an amount equal to 100 times the aggregate dividends declared on each Common Share or (ii) a preferential annual dividend of $1.00 per Preferred Share ($.01 per one one-hundredth (1/100) of a Preferred Share). In the event of liquidation, the holders of Preferred Shares shall be entitled to receive a liquidation payment in an amount equal to the greater of (1) $1.00 per Preferred Share ($.01 per one one-hundredth (1/100) of a Preferred Share), plus all accrued and unpaid dividends and distributions on the Preferred Shares, or (2) an amount equal to 100 times the aggregate amount to be distributed per Common Share. Each Preferred Share has one hundred (100) votes per share (one vote per one one-hundredth (1/100) of a Preferred Share), voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, the holder of a Preferred Share shall be entitled to receive 100 times the amount received per Common Share. The rights of the Preferred Shares as to dividends, voting and liquidation preferences are protected by antidilution provisions. It is anticipated that the value of one one-hundredth (1/100) of a Preferred Share should approximate the value of one Common Share.

     (b) Right to Purchase Common Shares of the Company. From and after the
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close of business on the tenth business day following the 15% Ownership Date, each Right (other than a Right that has become void) shall be exercisable to purchase, at the Exercise Price (initially $115.00), Common Shares with a market value equal to two times the Exercise Price. If the Company does not have sufficient Common Shares available for all Rights to be exercised, the Company shall substitute for the applicable portion of the Common Shares that would otherwise be issuable upon the exercise of the Rights, cash, assets or other securities (such as one-hundredths of a Preferred Share) having the same aggregate value as such Common Shares.

     (c) Right to Purchase Common Stock of a Successor Corporation. If, on or
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after the 15% Ownership Date, (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a merger or other business combination in which all or part of the outstanding Common Shares are changed into or exchanged for stock or assets of another person or (iii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), then each Right (other than a Right that has become void) shall thereafter be exercisable to purchase, at the Exercise Price (initially $115.00), shares of common stock of the surviving corporation, other persons issuing stock or assets, or the purchaser, respectively (the "Surviving Person"), with an aggregate market value equal to two times the Exercise Price.


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     6. Adjustments to Prevent Dilution

     The Exercise Price, the Redemption Price (as defined below), the number of outstanding Rights and the number of Preferred Shares or Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time in order to prevent dilution.

     7. Cash Paid Instead of Issuing Fractional Securities

     The Company shall not be obligated to issue any fractional securities upon exercise of a Right (other than fractions of Preferred Shares that are integral multiples of one one-hundredth of a Preferred Share and that may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash may be made based on the market price of such securities on the last trading date prior to the date of exercise.

     8. Redemption

     At any time prior to the earliest of (a) the tenth business day following the 15% Ownership Date (b) the first event of the type giving rise to exercise rights under Section 5(c) above, and (c) the expiration of the Rights, the Board of Directors may, at its option, direct the Company to redeem the then outstanding Rights in whole, but not in part, at a price of $.001 per Right, as the same may be adjusted pursuant to the terms of the Rights Agreement (the "Redemption Price"), and the Company shall so redeem the Rights. Immediately upon such action by the Board of Directors (the date of such action being the "Redemption Date"), the only right of the holders of Rights thereafter shall be to receive the Redemption Price.

     9. Exchange

     At any time during the period of 180 days after the tenth business day following the 15% Ownership Date, the Board of Directors of the Company may, at its option, authorize and direct the exchange of all, but not less than all, of the then outstanding Rights (other than Rights that have become void) for Common Shares, one one-hundredths of Preferred Shares, debt securities of the Company, other property or any combination of the foregoing, which, as of the date of the Board of Directors' action, has a current market price equal to the difference between the current market price of the shares that would otherwise be issuable upon exercise of a Right on such date and the Exercise Price (the "Exchange Ratio"), and the Company shall so exchange the Rights. Immediately upon such action by the Board of Directors, the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive the securities or other property so designated by the Board of Directors in accordance with the Exchange Ratio.

     10. No Stockholder Rights Prior to Exercise

     Until a Right is duly exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than rights resulting from such holder's ownership of Common Shares, if any), including, without limitation, the right to vote or to receive dividends.


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     11. Amendment of Rights Agreement

     The Board of Directors may, from time to time, without the approval of any holder of Rights, direct the Company and the Rights Agent to supplement or amend any provision of the Rights Agreement in any manner, whether or not such supplement or amendment is adverse to any holder of Rights, and the Company and the Rights Agent shall so supplement or amend such provision; provided, however,
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that from and after the earliest of (a) the tenth business day following the 15%
Ownership Date, (b) the first event of the type giving rise to exercise rights under Section 5(c) above, (c) the Redemption Date, and (d) the Expiration Date, the Rights Agreement cannot be supplemented or amended in any manner that would materially and adversely affect any holder of outstanding Rights other than a 15% Stockholder or a Surviving Person.

Item 2.  Exhibits
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     4.1  Rights Agreement, effective as of December 31, 2001, between Standard
          Pacific Corp. and EquiServe Trust Company, N.A., as Rights Agent, which includes as Exhibit A the Form of Right Certificate, the Form of Assignment and the Form of Election to Purchase.

     4.2 Certificate of Designations of Series A Junior Participating Preferred Stock of Standard Pacific Corp.



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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                           STANDARD PACIFIC CORP.

Date:  December 28, 2001                   By: /s/ Clay A. Halvorsen
                                               -----------------------
                                           Name:  Clay A. Halvorsen
                                           Title: Senior Vice President,
                                                  General Counsel and Secretary


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                                  EXHIBIT INDEX

Exhibit Number                              Description

     4.1 Rights Agreement, effective as of December 31, 2001, between Standard Pacific Corp. and EquiServe Trust Company, N.A., as Rights Agent, which includes as Exhibit A the Form of Right Certificate, the Form of Assignment and the Form of Election to Purchase.

     4.2 Certificate of Designations of Series A Junior Participating Preferred Stock of Standard Pacific Corp.


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